AMENDMENT NO. 2

TO THE

RENAISSANCERE HOLDINGS LTD.
2001 STOCK INCENTIVE PLAN

This Amendment No. 2 (the “Amendment”) to the RenaissanceRe Holdings Ltd. 2001 Stock Incentive Plan, as amended and restated effective June 1, 2002 (the “Plan”), is made effective as of this 28th day of February, 2007.

WHEREAS, RenaissanceRe Holdings Ltd. (the “Company”) maintains the Plan; and

WHEREAS, pursuant to Section 13 of the Plan, the Compensation and Corporate Governance Committee of the Company’s Board of Directors (the “Committee”) has the authority to amend the Plan and believes it to be in the best interests of the Company to do so.

NOW, THEREFORE, the Plan is hereby amended as follows:

1.

By deleting the text of Section 2(m) in its entirety and replacing it with the following:

“Fair Market Value” means as of any date when the stock is listed on one or more national securities exchanges, the closing trading price reported on the principal national securities exchange on which such Stock is listed on the Date of Grant. If the Stock is not listed on such an exchange, or representative quotes are not otherwise availiable, the Fair Market Value shall mean the amount determined by the Board to be the fair market value of the Stock based upon a good faith attempt to value the Stock accurately.

Except as modified by this Amendment, all of the terms and conditions of the Plan shall remain valid and in full force and effect.

* * *

IN WITNESS WHEREOF, the undersigned, a duly authorized officer of the Company, has executed this instrument as of the 28th day of February, 2007, on behalf of the Committee.

 RENAISSANCERE HOLDINGS LTD.

By:  /s/ Stephen Weinstein

Name: Stephen Weinstein

Title:

General Counsel and Corporate Secretary